 United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Orchids Paper Products Company

 (Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68572N104

(CUSIP Number)

                December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

CUSIP No. 68572N104                                        SCHEDULE 13G/A                                                           Page 1 of 4

(1) Names of reporting persons.	Edward H. Arnold
(2) Check the appropriate box if a member of a group	(a) ☐
(see instructions)	(b) ☒
(3) SEC use only.
(4) Citizenship or place of organization.	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	161,250
(6) Shared voting power.	225,222*
(7) Sole dispositive power.	161,250
(8) Shared dispositive power.	225,222*
(9) Aggregate amount beneficially owned by each reporting person.	386,472*
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	Not Applicable
(11) Percent of class represented by amount in Row (9).	5.2%
(12) Type of reporting person (see instructions).	IN

*Mr. Arnold is the Managing Member of Arnold Holdings, LLC, a Pennsylvania limited liability company, which is the General Partner of Arnold Income Fund, LP, a Delaware limited partnership, and Arnold Venture Fund, LP, a Delaware limited partnership.  Arnold Income Fund, LP owns 57,624 shares of common stock of Orchids Paper Products Company, and Arnold Venture Fund, LP owns 167,598 shares of common stock of Orchids Paper Products Company.  The ownership of Arnold Income Fund, LP and Arnold Venture Fund, LP are included here, but such inclusion shall not be deemed an admission that Mr. Arnold beneficially owns the securities for which he reports shared voting power and shared dispositive power.

Item 1.

(a)           Name of issuer:

Orchids Paper Products Company

(b)           Address of issuer’s principal executive offices:

4826 Hunt Street, Pryor, Oklahoma 74361

Item 2.

(a)           Name of person filing:

Edward H. Arnold

(b)           Address of principal business office or, if none, residence:

815 Tudor Lane

CUSIP No. 68572N104                                        SCHEDULE 13G/A                                                           Page 2 of 4

Lebanon, Pennsylvania 17042

(c)           Citizenship:

United States of America

(d)           Title of class of securities:

Common Stock, par value $0.001 per share

(e)           CUSIP No.:

68572N104

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)           ☐            Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)           ☐            Bank as defined in section 3(a)(6) of the of the Act (15 U.S.C. 78c).

(c)           ☐            Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c).

(d)           ☐            Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)           ☐            An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)            ☐            An employee benefit plan or endowment fund in accordance with §240.13d‑1(b)(1)(ii)(F);

(g)           ☐            A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)           ☐            A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)            ☐            A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)            ☐            Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

386,472*

(b)           Percent of class:

CUSIP No. 68572N104                                        SCHEDULE 13G/A                                                           Page 3 of 4

5.2%

(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	161,250
	(ii) Shared power to vote or to direct the vote:	225,222*
	(iii) Sole power to dispose or to direct the disposition of:	161,250
	(iv) Shared power to dispose or to direct the disposition of:	225,222*

*Mr. Arnold is the Managing Member of Arnold Holdings, LLC, a Pennsylvania limited liability company, which is the General Partner of Arnold Income Fund, LP, a Delaware limited partnership, and Arnold Venture Fund, LP, a Delaware limited partnership.  Arnold Income Fund, LP owns 57,624 shares of common stock of Orchids Paper Products Company and Arnold Venture Fund, LP owns 167,598 shares of common stock of Orchids Paper Products Company.  The ownership of Arnold Income Fund, LP and Arnold Venture Fund, LP are included here, but such inclusion shall not be deemed an admission that Mr. Arnold beneficially owns the securities for which he reports shared voting power and shared dispositive power.

Item 5.    Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.     ☐

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.    Identification and Classification of Members of the Group.  If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

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Item 9.    Notice of Dissolution of Group.  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed.  If required, by members of the group, in their individual capacity.  See Item 5.

Not Applicable

Item 10.  Certifications.

Not Applicable

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2010

            /s/ E.H. Arnold

Edward H. Arnold